冠軍科技集團
CHAMPION TECHNOLOGY

03 DEC 10 7:21

10 December 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

03045414

SUPPL

Re: Champion's File#82-3442

The enclosed announcements of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, are for your information.

Regards,

for Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dw 1/7

CHAMPION TECHNOLOGY HOLDINGS LIMITED

冠軍科技集團有限公司*

(continued in Bermuda with limited liability)

(the "Company")

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

An aggregate of 112.3 million Placing Shares have been placed under the Placing.

Reference is made to the announcement of the Company dated 3 December, 2003 (the "Announcement") whereby it was announced that the Vendor agreed to place a maximum of 150,000,000 shares of the Company to not less than 6 independent investors (the "Placing"). Capitalised terms used in this announcement shall have the same meanings as used in the Announcement.

The Company announces that the Vendor placed an aggregate of 112.3 million Placing Shares (representing approximately 13.33% of the Company's existing issued share capital and about 11.76% of its issued share capital as enlarged by the subscription described below) to not less than 6 independent investors under the Placing. Accordingly, the Vendor will subscribe for an aggregate of 112.3 million New Shares under the subscription referred to in the Announcement (the "Subscription"). According to the Vendor, no further Placing Shares will be placed under the Placing and no further new Shares will be subscribed under the Subscription.

The Company is unable to ascertain if any placee has or will become a substantial shareholder (as defined in the Listing Rules) immediately after the Placing at this stage.

The Company estimates that net proceeds of approximately HK$171 million will be raised under the Placing and the Subscription.

The holding of the Vendor and its concert parties in the Company will be reduced from about 35.46% to about 22.13% upon completion of the Placing, and will be increased from about 22.13% to about 31.29% upon completion of the Subscription.

By order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 5 December, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in the announcement, the omission of which make any statement in this announcement misleading.

* *for identification purpose only*

"Please also refer to the published version of this announcement in The Standard".

CHAMPION TECHNOLOGY HOLDINGS LIMITED

冠軍科技集團有限公司*

(continued in Bermuda with limited liability)

(the "Company")

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

The Vendor holds about 35.46% interest in the Company as at the date of this announcement.

On 3 December, 2003, the Vendor and the Placing Agent entered into a placing agreement, pursuant to which the Placing Agent agreed to procure not less than 6 purchasers for up to 150,000,000 existing shares of the Company (representing about 17.80% of the Company's existing issued share capital and about 15.11% of its issued share capital as enlarged by the subscription) owned by the Vendor at a price of HK$1.61 per share (representing a discount of approximately 8.52% to the closing price of HK$1.76 per Share on the Stock Exchange in the morning trading session of 2 December, 2003), and the Vendor entered into a conditional agreement with the Company for the subscription of new Shares which number shall be equal to that of the Placing Shares successfully placed under the placing at the same price.

The Placing Shares will be sold by the Vendor to independent investors.

The placing and subscription are effected to enable the Company to raise funds. On the basis that all Placing Shares are placed under the placing, the Company will use the net proceeds of the subscription of approximately HK$228.5 million as general working capital.

On the basis that all the Placing Shares will be placed under the placing and no further new Shares will be issued prior to completion of the placing and the subscription, the holding of the Vendor and its concert parties in the Company will be reduced from about 35.46% to about 17.65% upon completion of the placing, and will be increased from about 17.65% to 30.10% upon completion of the subscription.

At the request of the Company, trading in Shares on the Stock Exchange has been suspended from 2:30 p.m. on 2 December, 2003. Application has been made for the resumption of trading in Shares on the Stock Exchange from 9:30 a.m. on 4 December, 2003.

PLACING AGREEMENT DATED 3 DECEMBER, 2003

Vendor:

Lawnside International Limited (the "Vendor")

The Vendor is a company incorporated in British Virgin Islands. It is wholly owned by Lanchester Limited, which is a company beneficially owned by a discretionary trust, the discretionary objects of which include Mr Paul Kan Man Lok, a director and the chairman of the Company.

As at the date of this announcement, the Vendor holds 298,702,605 shares of the Company (representing about 35.46% interest in the Company based on a total of 842,467,980 shares in issue).

Number of shares to be placed:

Up to 150,000,000 existing shares of HK$0.10 each (the "Placing Shares"), representing about 17.80% of the Company's existing issued share capital (and about 15.11% of its issued share capital as enlarged by the subscription described below).

Placing agent:

Upbest Securities Company Limited (the "Placing Agent")

The Placing Agent has agreed to procure purchasers for (a) 40,000,000 Placing Shares on a fully-underwritten basis and (b) up to a further 110,000,000 Placing Shares on a best effort basis.

The structure of the placing is determined after arm's length negotiation between the Company and the Placing Agent.

Placement to:

Not less than 6 independent investors.

Price:

HK$1.61 per Placing Share, representing a discount of approximately 8.52% to the closing price of HK$1.76 per share of HK$0.10 of the Company ("Share") quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in the morning trading session of 2 December, 2003 and a discount of approximately 5.24% to the average closing price of HK$1.699 per Share quoted on the Stock Exchange for the 10 trading days up to and including 1 December, 2003 and the morning trading session of 2 December, 2003.

The placing price is determined after arm's length negotiation between the Company and the Placing Agent, and the board of directors of the Company considers that the placing price is fair and reasonable so far as the Company and the shareholders are concerned.

Rights:

The Placing Shares are sold free from all third party rights and together with all rights and dividends and distributions declared, paid or made in respect thereof on or after completion save for the final dividend for the year ended 30 June, 2003.

Independence of Placing Agent and placees:

The Placing Agent and the placees are independent of and not connected with the Vendor or any person acting in concert with it. They are also independent of and not connected with or parties acting in concert with the Company's directors, chief executive, substantial shareholders, subsidiaries, or any associates or concert parties of any of them (as associates are defined in the Listing Rules).

Completion of placing:

The placing is not subject to any condition save for the right of the Placing Agent to terminate the placing agreement mentioned below. It is scheduled that the placing will be completed on or before 5 December, 2003.

The placing agreement may be terminated by the Placing Agent upon occurrence of certain events. Such events include the introduction of new law or regulation; or the occurrence of any local, national or international event; or change of a political, military, financial, economic nature; or a change in market conditions or combination of circumstances in Hong Kong, which in the reasonable opinion of the Placing Agent, materially and adversely affect the business or the trading position of the Company or the success of the Placing; or suspension of trading of Shares on the Stock Exchange for 7 consecutive days or more.

Further announcement will be made if not all the 150,000,000 Placing Shares are placed under the placing.

SUBSCRIPTION AGREEMENT DATED 3 DECEMBER, 2003

Subscriber:

The Vendor

Number of new shares subscribed for:

The number of new Shares to be subscribed by the Vendor (the "New Shares") shall be up to a maximum of 150,000,000 Shares and equal to the number of Placing Shares successfully placed under the placing.

Assuming all the Placing Shares are placed, the number of New Shares represents about 17.80% of the Company's existing issued share capital and about 15.11% of its issued share capital as enlarged by the subscription.

Price:

HK$1.61 per Share, same as the placing price.

The Company will bear all the costs and expenses in respect of the placing and subscription.

Mandate to issue the New Shares:

The New Shares are to be issued under the general mandate granted to the directors of the Company pursuant to the resolution of the shareholders of the Company passed on 26 November, 2003. The Company had no intention to issue securities at the time such mandate was granted and no part of the mandate has been utilized since its date of grant.

Ranking:

The New Shares, when fully paid, will rank equally with the existing issued shares of the Company save that the New Shares will not be entitled to the final dividend for the year ended 30 June, 2003.

Conditions of the subscription:

The subscription is conditional upon:

(a) the completion of the placing;

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the New Shares; and

(c) the Executive Director of the Corporate Finance Division of the Securities and Futures Commission (the "SFC") waiving any obligation of the Vendor to make a general offer for all the issued shares and outstanding convertible securities of the Company as a result of the subscription (the "Waiver").

None of the above conditions can be waived by the parties to the subscription agreement.

The Company will apply to the Listing Committee of the Stock Exchange for listing of and permission to deal in the New Shares.

The Waiver may be granted by the SFC under Note 6 of the Notes on dispensations from Rule 26 of The Codes on Takeovers and Merger. The Vendor will apply to the SFC for the Waiver.

If the conditions are not fulfilled on or before 17 December, 2003 (or such later date as the parties may mutually agree) the subscription agreement will lapse. In the event a later date is agreed, all the necessary requirements of the Listing Rules will be complied with.

Completion of subscription:

Within 14 days of the date of the placing agreement and after the conditions of the subscription have been fulfilled (or such later date as the parties may agree). In the event a later date is agreed, all the necessary requirements of the Listing Rules will be complied with.

Reason for the placing and subscription and use of proceeds of subscription:

The placing and the subscription are effected to raise funds for the Company. On the basis that all Placing Shares are placed under the Placing, the Company will raise approximately HK$228.5 million. The Company does not have any specific plan as regards the use of these proceeds other than as general working capital.

The Company takes advantage of the current favourable stock market conditions to raise funds in order to strengthen the general working capital position of the Company.

Controlling shareholder's interest in the Company:

On the basis that all the Placing Shares are placed under the placing and no further new Shares will be issued prior to completion of the placing and the subscription, the holding of the Vendor and its concert parties in the Company will be reduced from about 35.46% to about 17.65% upon completion of the placing and will be increased from about 17.65% to about 30.10% upon completion of the subscription.

Information for shareholders:

The Company and its subsidiaries are principally engaged in the design, development and manufacture of telecommunications equipment and systems; setting up and development of Internet based knowledge systems and networks; software and proprietary technologies; and provision of telecommunications networks.

At the request of the Company, trading in Shares on the Stock Exchange has been suspended from 2:30 p.m. on 2 December, 2003. Application has been made for the resumption of trading in Shares on the Stock Exchange from 9:30 a.m. on 4 December, 2003.

By order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 3 December, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in the announcement, the omission of which make any statement in this announcement misleading.

* *for identification purpose only*

"Please also refer to the published version of this announcement in The Standard".